PACIFIC GAS AND ELECTRIC COMPANY

77 BEALE STREET

P.O. BOX 770000

SAN FRANCISCO, CALIFORNIA 94177

July 8, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kayla Roberts – Structured Finance

Arthur Sandel – Structured Finance

Re:	Pacific Gas and Electric Company

PG&E Wildfire Recovery Funding LLC

Registration Statement on Form SF-1

File Nos. 333-265457 and 333-265457-01

Dear Ms. Roberts and Mr. Sandel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pacific Gas and Electric Company and PG&E Wildfire Recovery Funding LLC, hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on July 12, 2022 at 9:00 a.m. E.D.T., or as soon as practicable thereafter.

Please call or email Michael F. Fitzpatrick, Jr. of Hunton Andrews Kurth LLP at (212) 309-1071 or mfitzpatrick@huntonak.com as soon as the registration statement has been declared effective.

Very truly yours,

Pacific Gas and Electric Company

By:	/s/ Brian M. Wong
Name:	Brian M. Wong
Title:	Vice President, General Counsel and Corporate Secretary

cc:     Michael F. Fitzpatrick, Jr., Hunton Andrews Kurth LLP